Filed by Epicor Software Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Commission File No.: 000-20740

Subject Company: Scala Business Solutions N.V.

Set forth below is the text of a joint conference call for the investment community that was held on November 14, 2003 by the management of Epicor Software Corporation and Scala Business Solutions N.V.

CORPORATE PARTICIPANTS

L. George Klaus

Epicor Software - Chairman, President, CEO

Andreas Kemi

Scala Business Solutions N.V. - CEO

PRESENTATION

Operator

Good morning. My name is Kimberly and I will be your conference facilitator. At this time I would like to welcome everyone to the proposed merger announcement between Epicor Software and Scala Business Solutions. All lines have been placed on mute to prevent any background noise. After these speakers’ remarks, there will be a question-and-answer period. If you would like to ask a question during this time, simply press star, then 1 on your telephone keypad. If you would like to withdraw your question press star, then number 2 on your telephone keypad. Thank you. I would now like to turn the call over to George Klaus, Chairman, President, and CEO of Epicor. George, you may begin.

L. George Klaus - Epicor Software - Chairman, President, CEO

Thank you, Kimberly. Good morning everyone in North America., and good afternoon to everyone in Europe. Thank you for joining us on the call with so little notice. I appreciate that. I would like to welcome you all to the conference call to discuss the proposed merger of Scala Business Solutions with Epicor Software. Joining me on the call today are Andreas Kemi, Scala’s CEO, Barbara Moorehouse, Scala’s CFO, Michael Piraino, Epicor’s CFO, and Senior Director of Investor Relations for Epicor, Valerie Brodie. Prior to getting started I want to read the Safe Harbor Statement.

I want to remind you some of the information we will discuss during the call including the expected closing date of the transaction, the expected benefits of the combination, and growth of the combined equity — entity, projected future revenues, and customers as well as opportunities for growth constitutes forward-looking information, and actual results could differ materially. To understand the factors that could affect actual results, please refer to our recent Form 10-Q for the period ended September 30, 2003. Okay, with that said, late last night pacific time we announced the proposed merger of Scala Business Solutions with Epicor Software. We are delighted to join forces with Scala’s exceptional and visionary team as we pursue tremendous global opportunities.

This merger creates a powerful combination with a strong global presence. A company with anticipated revenues of $250 million and an installed base of over 20,000 customers. The new company will have a global infrastructure in place to provide unprecedented development, sales, service and support, of our leading edge software technology, and the solutions we deliver to the midmarket.

The combination creates significant scale and the ability to expand our international distribution and reach for our broad portfolio of solutions in addition to having the infrastructure and operating leverage for revenue and earnings growth potential. Together, our companies have the ability to generate substantial revenue and operating synergies. We expect to derive operating efficiencies from the merger predominantly through reducing redundant G&A and facilities and by streamlining our R&D and technical support organization. We expect those activities to result in an accretion in the range of $.02 to $.04 to Epicor’s GAAP EPS and $.15 to $.17 for Epicor’s adjusted EPS guidance for fiscal year 2004. With that said now I’d like to turn the call over to my newest and latest and greatest friend, Andreas Kemi, CEO of Scala. Andreas?

Andreas Kemi - Scala Business Solutions - CEO

Thank you George. You are definitely one of my great friends now as well, and let me start to say I’m really excited, and Scala is really excited. And I also want to say thank you for everyone to join this call and again we are really excited to discuss the proposed merger with you. The proposed transaction value is approximately US$87 million, representing a premium of approximately 45% as of the closing price of our shares on November 13th. And a premium of 59% on the basis of the 30-day share price average. The combination of Epicor and Scala create the largest independent solution provider, leveraging technology and Web services. We share a number of strategic initiatives, including our technology vision, and midmarket customer focus. This merger represents a significant opportunity for all of our constituents; our customers, our employees, and our shareholders.

We believe that our customers will benefit from the capacity and scale created by this merger. With this combination we will have a truly global enterprise. That’s really exciting. Able to accelerate the integration of a number of missions critical components across our joint solution portfolio. We will have access to an enhanced service and support of the company able to provide our global customer cost-effective 24 times 7 worldwide support, and a global consulting organization with deep domain expertise across the vertical industries that we serve. Our employees, and I really mean that, will have the opportunity to become part of the scalable enterprise with existing growth opportunities. And we believe our shareholders will greatly benefit from the fundamentally strong enterprise we’ve established profitable growth and participate in the long-term opportunities. With that, George, my new friend, I turn it back to you.

L. George Klaus - Epicor Software - Chairman, President, CEO

Thanks, Andreas. Okay, first I would like to outline the details of the proposed transaction for you, and then I will review an overview of some of the next steps. The anticipated transaction value of approximately $87 million will be paid partly in cash and partly in Epicor’s common stock, with a 20% downward protection for the shareholders of Scala. Any decrease in the value of the common stock of Epicor below a floor of $10.21 per share will be compensated in cash by an adjustment in the offer price up to 20% of the cash amount. In addition, the anticipated transaction price of approximately $87 million represents a premium of approximately 45% as of the closing price of Scala’s shares on November 13th and a 59% premium on the basis of the 30-day share price average. Closing of the transaction, which is expected to occur in early 2004, will be subject to certain conditions including, but not limited to, regulatory clearance and acceptance by Scala shareholders. The Dutch regulator of the financial markets, the Netherlands Authority for the Financial Markets, and Euronext have been informed of the intended bid.

The anticipated transaction will create an entity with approximately $250 million in annual revenues and with over 20,000 customers which makes us the 11th largest ERP provider based on annual revenue — based on AMR’s recent data. The largest independent midmarket provider based on Microsoft technology with leading .NET and Web services products, will also be created by this transaction. About 52% of the revenue will be North America oriented and 48% the rest of the world. The combination will provide expanded presence in key growing verticals including financial services, consumer packaged goods, professional services, automotive, industrial machinery, light engineering, electronics, hospitality, pharmaceuticals, and nonprofit. The combination also provides the scale and the reach to support global multi-nationals with a worldwide infrastructure for sales, consulting, and support and a strong partner channel combining over 400 partners worldwide. In addition, the merger provides operating and infrastructure synergies in G&A, R&D, facilities and technical support with a solid platform in infrastructure for future strategic and tactical acquisitions in a consolidating market. Scala’s management team has been offered a board seat.

The listing on NASDAQ exchange trading under the symbol EPIC should provide increased liquidity for Scala’s shareholders. We expect to provide you with further details of the integration plan and expected synergies following the close of the transaction, which is currently anticipated as I said in early 2004. We are very excited about the combination of these two great companies coming together, and the opportunity to win all of the business that we can in the midmarket is certainly in front of us. So with that, operator, I’d like to turn the call over to you for questions.

QUESTION AND ANSWER

Operator

At this time I would like to remind everyone if you would like to ask a question please press star then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Your first question comes from Ed Guenas of Tidamen.

Question

Hi, congratulations on the deal. Just a couple of questions. First, could you just explain the floor mechanism again and is there a limit on the cash adjustment? And secondly, could you explain what due diligence has been done to date and what due diligence remains to be done?

Answer

The first part I got. What was the second part?

Question

What due diligence?

Answer

Oh, due diligence.

Question

. . .has been done so far and what remains to be done?

Answer

So let me take the second part and I’ll ask Michael to handle the first part. The second part is we have done a reasonable amount of due diligence, that’s for sure. We have been in contact with each other for some time now. We will enter into extensive due diligence over the next three weeks as both organizations visit each other. So I would say we’re about 50% done with our due diligence. Michael, you want to explain the floor?

Answer

Yes. We agreed on a base price of $10.21, which was actually the close of our stock two days ago, not yesterday’s close but two days ago, so mechanically, the way the transaction is structured is that when our stock, or if our stock, which we hope doesn’t happen, but if our stock actually moves down to $8.17, which would be the 20% downward movement, we would have to match that difference in cash at the closing, should the stock, you know, close anywhere between $10.21 and $8.17. Below that, we are not required. So there’s basically a 20% portion on the 4.1 million shares that are being issued that we would have some cash exposure should the stock trade between now and when it closes at—if it trades down from $10.21 all the way down to $8.17 we would have to match in the form of cash.

Question

Okay. So essentially you’re going to get $3.65 between $8.17, that’s U.S., and $10.21.

Answer

Right. Right.

Question

And below that you get a fixed ratio?

Answer

Correct.

Question

Okay. Thank you.

Answer

Okay. Thank you. Kimberly?

Operator

Your next question comes from Richard Baldry with Roth Capital Partners.

Question

Hi George, congratulations. Could you talk a little bit about Scala in terms of history, maybe, to frame the company? You know, having come through a pretty tough time for the software sector I assume that generally they’ve probably seen the same patterns other companies have in terms of pre-’01 being sort of a higher watermark, versus now, so maybe sort of a general history of where they’ve been in terms of scale, earnings, revenues, where they are now. Thanks.

Answer

Well, thanks, Richard. Nobody’s better prepared to do that than Andreas. Andreas, would you like to answer that question?

Answer

Thanks. That was a pretty long question, but in general, you know, we’ve been around for, you know, 20 years. We’ve been growing fairly rapidly after year 2000. After year 2000 we focused a bit on restructuring. The last two years we were profitable, and in the beginning of this year we had some product delays that, what you call it, made, we were not profitable but we’re back on track again and Q3 was really good. And last year, the revenue was $73 million, and analysts expect it to be in that range for this year. So I think that, you know, we are — I think have invested quite a lot into R&D while other people have only focused on profitability, maybe it would have been better to only focus on profitability from a shareholder point of view but from a client point of view, it’s been, you know, we’ve been investing a lot into making sure that we are shipping out our next generation Web service product, and that’s what we’ve done, the iScala 2.2 product, and other than that I can say that, you know, we’ve been a global midmarket player since we started, you know, some 15 years ago, and that’s really been our focus, and that’s still our focus, and other than that, I think we — Scala has always been well-known for being good in implementing systems in the emerging markets, and that’s where I think a lot of the focus is going to be in the future.

Answer

Yeah, Richard, just to add to that, my analysis is Scala today is where we were about a year ago, and they’re just ready to bust out at the seams, so we’ve been very fortunate to be able to create the companies—the combination of these two companies when both of us are clearly on, you know, the down slope, if you will, or up ramp to generating greater profits and greater revenues. As Andreas mentioned, they invested heavily, and I mean heavily, in technology over the past few years, as you know we did during the difficult years. So in every case, I think the Scala management and the Epicor management continued to invest in the technology and believe in the future, and that’s one of the things that we saw so attractive about this combination, is we’re very impressed with the Scala technology, and see that playing a huge role in our company going forward.

Question

Just as a reference point, tell me what the R&D level was for them in the September quarter to get an idea for scale.

Answer

Barbara, do you know that?

Answer

I’ve got the figures for September right in front of me, but essentially we’ve been trending, both last year and this, on around $US30 million spent in relation to a turnover level averaging the two years of around $70 million. So you can see we’ve been spending a substantial proportion of the revenue stream on R&D.

Answer

This is Andreas. What’s important to add is that since we do a lot of our R&D, in, let’s say, lower cost market, we’ve been doing R&D in Russia for nearly ten years now, we have somewhere around 250 people working for us on Microsoft technologies in Russia, so I think if you were to do an apple to apple comparison on how much we actually spend on R&D and how much the output is, it’s quite substantial, and, you know, we feel very competitive in product development, we feel very competitive in rolling out products, but I see that, you know, with a great marriage to—get Epicor on the team, we get scale, which will actually help us shipping more of our products and doing even more better support to our clients and, you know, attacking Epicor’s 15,000 customers together and making sure that we sell global solutions. I’m really excited.

Question

Two last things. Can you talk a little about Scala’s average selling prices, how they compare to Epicor, whether they’re fairly similar, and then the last one would be, does Scala have an enterprises services automation product sort of similar to Epicor or would that be something they would sell into the overseas market and sort of enhance market access with that tool?

Answer

Let me answer the second part then I’ll let you talk about the ASP’s, Andreas or Barbara. From an enterprise services perspective we are currently, as I mentioned earlier, we’re about halfway done with our due diligence and we’re currently looking at a number of opportunities for cross-selling products. I believe our enterprise services product will be very opportunistic, as their HR product will be to move into our market space, too. And we have a number of other key products that we’re looking at and seeing how we can integrate this. We clearly see the support of both of the product lines going forward, and merging those product lines together down the road. But we see a lot of cross-selling opportunities for both the Scala sales force and the Epicor sales force as we go through the next — between now and the early ‘04, putting these two product lines together and finding out how we can leverage the strengths of both of them. And from an ASP perspective, Andreas or Barbara?

Answer

Yeah, okay. So again, it’s hard to exactly explain, you know, our product and how we sell it, etcetera, but to get to the understanding, we are a baby SAP, or a global midmarket player, so when you buy a Scala license, you can get thirty different spoken languages. It works in 140 different countries. So if we would only sell a normal site, so one installation, an average price is somewhere around $30,000 to $50,000. I think that’s slightly less than what your average price is in Epicor. However, if you look where roughly 50% of our business comes, it’s through what I call the tier 2 operating units of global corporations. So these are global, big Swedish, U.S., European companies that might have an SAP or a PeopleSoft as a tier 1 strategy but they realize they couldn’t roll that out everywhere in the world and they realize they need a standard for all the other systems, and that’s been our focus. You can buy a Scala license and roll it out everywhere in the world, a lot of it is implemented in emerging markets like China, Russia, Europe, Eastern Europe. And then we integrate up to the tier 1 solutions. Why do I say that? Well, because when we sell a global license, we don’t sell them per site but we sell per seat. The number of users. And a license price can go anywhere from $100,000 up to a couple of million dollars. However, if we look on this year focus, in Q3 and also in Q4, our focus has been to, you know, rolling out our new iScala 2.2 product and doing many, many of these. So right now we are doing a lot of upgrades and the actual, let’s say, license price, or maybe lower, but we do many, many deals of them instead. And then we count on getting a couple of big transactions which is like the dot on the I, or the icing on the cake. I’m Swedish, so — but basically I think that you can basically take the — depending on how good we are to close global accounts, that’s why I hope that we, together with Epicor’s team, can be even stronger in the global board rooms, to be even stronger with the American enterprises, and, you know, do license deals that are significantly higher than what we have done independently before.

Answer

Yeah, one of the things, Richard, that was very attractive to us, in the analysis of putting these two companies together, is Scala is not well represented in North America, and yet about 50% of the global 1,000 headquarters companies are in North America, so we see a significant opportunity to expand on what Andreas was just talking about by moving the Scala solutions into North America. The other thing I ought to point out to you, is as a percent of overall revenues Scala’s licensed revenue is at a higher percent than we are at Epicor, so we will see the overall license revenue, or the combination of the two companies, be higher than what Epicor’s was before.

Question

Great. Thanks. Congratulations.

Answer

Thank you.

Operator

Your next question comes from Felix Oberdorfe with Fortis Bank.

Question

A couple questions from an Epicor perspective, how does Scala fit into Epicor’s acquisition strategy, and do you believe additional acquisitions in global midmarket are even likely after this merger has been digested to fill up any other interesting areas?

Answer

Well, Scala is a wonderful fit in Epicor’s acquisition strategy. One of the things that we’ve been pointing out for sometime now is that, you know, some things are very important to us, one is we want synergy, and there’s very little overlap between the Scala organization and our organization in terms of the customers that we sell. In addition to that, we’ve always said that we want any acquisition that we do to be accretive, and the Scala acquisition, as I mentioned, the conservative numbers we gave you earlier on of $.02 to $.04 for ‘04, to a GAAP perspective, and I think you know that a lot of acquisition that are being done today are not even close to being accretive on a GAAP basis but they’re still well justified by being accretive on a pro forma basis. So the fact that we’re able to do this and be accretive on a GAAP basis is very exciting to us. The fact that Scala is very strong in Central and Eastern Europe and the Eastern block and Asia, and frankly we’re not very strong in those particular areas is very exciting to us, and the fact that we’re strong in the U.S. and Scala is not very strong there I think was very exciting to the Scala management team. So in terms of future acquisitions, we always will be looking, as a joint management team now, to see how we can increase and improve the performance for our customers and our shareholders going forward, and if good opportunities present themselves we’ll certainly consider them.

Question

Okay. Thanks. A couple of more words, if I may. Looking at the synergy issues you already talked about on revenue, license revenue, as well as on costs what, kind of license revenue would you emphasize next year, after the combination has been finalized, and on the cost side, do we have any quantitative estimate for likely cost synergies in R&D and G&A you could achieve?

Answer

One of the things that we said is as we get closer to the closing of this thing and we have more due diligence to do, we’ll give you a more detailed outline of the cost savings that we see from getting the two companies together. I think it will be a little premature for us to put some numbers out there right now until we do some more due diligence. From a software license revenue, you know, we would see, you know, we would see the overall percentage of our license revenue going up, you know, pushing close to the 30% range, we would hope 28% to 30% of overall revenues next year. But we will be much more definitive in those numbers as we put the ‘04 plan in place and after we finish the next three or four weeks of due diligence. Sorry that I can’t give you more specifics now but I don’t think it would be appropriate to do so.

Question

Okay. That’s fair enough. Maybe one question on product and R&D. You said that part of due diligence you have been talking about. First of all, on the brand names, do you consider keeping both brand names, and on the product lines, you stated you consider integrating the product lines and merge the R&D strategy. In other words, what kind of unified product vision do you have to offer to the customer longer term, and in what kind of rough time frame?

Answer

We absolutely are going to keep the brand names of both products. We are going to continue to support all of our customers. The services revenue and maintenance revenue that we get from our customer base is very important to the success of these two companies going forward, so in all cases we will continue to deliver the releases that we have scheduled for both companies customer bases. We both are very fortunate in as much as we are committed to the Microsoft architecture and .NET and Web services and we both have developed our products based around that particular architecture and we will be looking to see if there’s a way to bring the development of that architecture together into one code set down the road, but I would expect that would be one to two years out at least before we get there.

Question

In terms of product and also the R&D, the resources and R&D organization, you would expect a status quo at least for, let’s say, two years?

Answer

We will certainly deliver on our existing product for at least two years, and we will continue to look at ways we can reduce our costs and R&D will be one of them.

Question

Okay. Maybe last question, if I may, from the Epicor side, what kind of split do you currently have in terms of direct and indirect sales channel and also can you name important resellers, which I think you do, can you name your top resellers?

Answer

From a split perspective in North America we’re about 85% direct and 15% channel. And the rest of the world we’re about 50/50, direct and channel. And in terms of naming our top resellers, I would ask that Valerie Brodie get back to you. If you would e-mail Valerie, we’ll have to get that information. I don’t want to mention somebody here and forget somebody. So if you would, on the press release there’s Valerie Brodie as a contact. If you would e-mail her, and ask her that question, she will be happy to answer for you.

Question

Thank you. Congratulation, thanks for the answer, and as an analyst, I’ve followed Scala for quite some time, and I would say it’s a great deal for Epicor.

Answer

Thank you very much. And please feel free to call us at any time.

Question

Thank you.

Operator

Your next question comes from Pete Slider with Peninsula Capital.

Question

Congratulation. Sounds like a great deal for both companies. Curious about the — how it fits [inaudible] product line —.

Answer

Pete, we can’t hear you. You must be on a cell phone.

Question

All right. I’ll call you back.

Answer

All right. Thanks.

Operator

You have a follow-up question from Ed Guenas.

Question

Actually, it’s Brett Patowski. Just a little follow-up on the due diligence. I guess I was a little curious why you announced the deal with only doing 50% of due diligence, and not having a fairness opinion, and I was trying also to understand from a managerial standpoint what the combined company was going to look for and when you say it’s conditioned on managerial agreements, what type of — where that sits right now.

Answer

Well, first of all, Dutch law is much different than U.S. law, and based on Dutch law, once we get to the position where we’re in serious discussions and have reached the basics of agreement on a deal, it is required that we announce it, and so it’s not like doing a deal in the U.S. where you can go to a definitive agreement before you announce it. We have done a great deal of legal work in putting an agreement together that both of these companies agree to, but that’s the reason for announcing it. The law, and it was new to me, the law in, you know, the the Dutch law is a bit different than we are used to in the U.S., so from that perspective it’s much more stringent in when these kind of combination have to be announced. I’m not sure I understood you from a management perspective. The management teams of both companies have supported this deal, the board of directors of Epicor have already approved the deal and we are — we will be going to a tender offer to the shareholders of Scala to get the deal approved, and that should happen, you know, sometime within the next 30 days.

Question

Okay. Because it says management retention agreements.

Answer

Well, we want to make sure that the key managers from Scala remain with the company going forward, and we have that agreement.

Question

Okay. And then — okay, so you’re pretty far along, because when you said 50% of due diligence completed, it made you feel as if there was still a lot of work to be done, and even like to have specific terms like you have, with still 50% of due diligence left can make you feel that —.

Answer

Yeah, well, the due diligence that’s left is pretty much technical and sales oriented as opposed to financial oriented and management oriented.

Question

So you would be surprised to see the terms change based on the other due diligence that you have left?

Answer

I would be shocked.

Question

Okay. Well, I appreciate that. Thank you.

Answer

George, can I just add, as management that, we are really committed to this deal, and we’re really excited, and I’ve been spending the last hours calling clients and dealers and partners and suppliers, and, you know, everyone is excited, so we are really committed to make this happen.

Question

Excellent.

Answer

Maybe you should expand a little bit on Dutch law for us, Andreas.

Answer

Well, I ask Barbara to do it. Since I’m Swedish, but it is true that in Holland when you basically have a letter of intent or a memorandum of understanding you basically have to announce it immediately. Barbara, do you want to maybe from a technical point of view explain it?

Answer

Well, you’ve basically summarized the key points. Dutch law simply requires both parties when there is a reasonable expectation that a deal will be struck on the signed financial terms, to make the shareholders of the target company aware of that, and as George said earlier that means disclosure under the Euronext listing requirements happens much earlier in the process than I would be used to, for example, in London or people would be used to in the U.S., so it’s a different standard of investor protection or disclosure that we have to operate here. And I’ve had a number of calls today from people who’ve been asking that this deal appears to have been announced relatively prematurely in terms of the status of the due diligence, and it’s simply because to remain compliant with all the legal and regulatory rules we have to disclose at this point. Due diligence will now be completed over the next, say, three to four weeks before a formal offer is placed in front of our shareholders, which they will have the opportunity to consider in the normal way.

Answer

Another point, this is Andreas again, in Holland, or the Netherlands, you have also a two-tier board structure. You have a management board structure and you also have a supervisory board structure, and the management basically comes to the supervisory board and the shareholders with a proposal, and that’s what we have done. We have proposed to move forward with this transaction, this supervisory board, which is more, let’s say, indirect directors, they are — or external directors, they have to review this, and basically see that they agree with the proposal, and if they do agree with it then they put forward both the management board and the supervisor board a recommendation to the shareholders to approve the deal. And that’s what we are doing. So we are fully committed, we are fully excited, and let me just reemphasize that this is a proactive move from the parties, this is something exciting because we’ve become truly a global midmarket player with some $250 million revenue, will be able to service European and U.S. corporation as they start building up manufacturing centers in areas like China, Latin America, other places in Asia, Eastern Europe, and so on. The fact that we are also so committed and excited to be in the Microsoft camp, I think its going to give a lot of synergies as well. The fact that we have overlapping verticals that George already mentioned is going to be added synergies, so we are excited.

Answer

And just the finish up on that, the terms of the deal have been very stringently worked out so that the terms of the deal that we’ve outlined for you here will be the ones that we take to the Scala shareholders.

Question

Excellent. Thank you.

Operator

As a reminder, ladies and gentlemen, if you would like to ask a question please press star, then the number 1 on your telephone keypad. Your next question comes from Tad Piper of U.S. Bancorp Piper Jaffray.

Question

Thanks, guys. A couple of questions. I think there was a question asked on the Epicor side but I’m curious of what the channel partner relationships are for Scala and what percentage of revenue is done through resellers.

Answer

Andreas?

Answer

I’ll take that, George. Andreas here. I’m looking at Barbara at the same time, but we’ve been — we were roughly, let’s say, a year back, 75% for our sales was directly and 25% indirectly. And the reason for that is, again, if you sell to, you know, a big U.S. corporation and you implement the software in 20 some countries globally, you really need account management, et cetera, that can control that from a global basis. So that explains why we sell more directly. However, in markets like Scandinavia and Eastern Europe and other places, we have indirect channels that are selling to local customers, and what we see is that the sales to local customers have increased in the first half and that was also the trend in Q3 where actually roughly 30% of our sales in Q3 was done by our indirect channels, and we were happy about that, because that shows that our new product offering, iScala 2.2, is appreciated by the lower channels, by the clients, and that we are getting a lot of smaller deals, so we’re not always dependent on closing the big ones. Roughly right now 30% is indirect and 70 is direct.

Question

Can you just summarize, what’s the ownership structure of Scala look like now, insider ownership, et cetera?

Answer

There’s relatively little insider ownership if by that you mean the management and connected parties to the company. So most of our share holding is in free float to the market. But one other important difference between the visibility of the shareholder base in Euronext trading, or Amsterdam based companies, it’s very different from either NASDAQ or the London listing where it’s relatively easy to have extremely good visibility into your shareholder base. We have a number of private individuals who are not connected to the company, high net worth individuals, who hold substantial private interests in the stock, although not connected to the company, and in addition a number of the sort of major London institutions are also holders. So we think that roughly 50% of our stock is in the hands of private individuals as part of their portfolio and roughly 50% of the stock will be sitting with institutions, usually in relatively small holdings.

Question

Thanks. And then just a final question on your Microsoft relationship. I know that you’ve announced more recently, Q3, I believe, the expanded relationship with Microsoft on the CRM side and Epicor obviously has committed moving most of its product to .NET. Where are you in the process of actually having your product on .NET? Are they all actually already on Microsoft?

Answer

Oh, yeah. I shouldn’t say I love Microsoft, but actually I love Microsoft. They’ve been a great partner for us, and they are continue being a great partners. Yes, we do compete with some of their product, but we did that before. We have been on the Microsoft platform for roughly ten years and in the last four or five years we’ve been even more aggressive moving in. In the last let’s say year that, relationship has even moved even faster and if you ask me about what kind of technology the programs are on, Microsoft has things called early adopter programs, we are on most of what you call it, we are, of course, Microsoft SQL, we are already on their next product internally. We were the first ERP vendor globally to show integration with Office 2003 and SharePoint. When Office 2003 was launched on October 21, I think it was, in New York, guess which ERP vendor they showed. Scala. We are embedding Microsoft technology, yes, we are on the .NET platform, I would say that we are extremely sexy on the .NET platform, and we are extremely sexy on the Web services platform which is critical, because, if you want to integrate all of these different operating units around the world, and basically can put it up into PeopleSoft or SAP or anything else, then you need to have a flexible Web service architecture that all communicates in XML, sorry to be technical, but that is basically the .NET platform. Yes, we have embedded Microsoft CRM, and we call it I-Scala CRM. We are shipping the product already. We have a great relationship with Microsoft globally in most countries, not in every, but in most countries, and, you know, we are — when we say embedding it, that means we’re building solutions around the Microsoft technology, so basically Microsoft provides us with a tool box, and we provide the sort of added functionality for this type of customers that we have and for the countries where we install it in. We’re even, you know, rolling it out faster than Microsoft right now, and, you know, we already shipping and selling Microsoft CRM, and I’m all excited about the fact that Epicor has such a strong CRM offering as well, which clientele is, you know, clientele is based on the .NET platform, so Hallelujah, it’s great.

Answer

So we’re going to see who’s the best here. One of the things that I think is interesting, it was just slipped to me here, Epicor won the ERP award from Microsoft for North America in 2001, Scala won the ERP award for Europe. And we just won the — in 2003 Epicor just won the .NET award for Western Europe, so I think we’re both about as committed to that technology as can possibly be and we’re being recognized by Microsoft as being — both companies, as being the leaders in implementing the technologies.

Answer

And next year we’ll combined win it again. I’ve had fifty Microsoft calls today, which, again, we are a global animal, so I have to speak with Microsoft in China, Russia, Sweden, it’s quite a lot of work, but it’s exciting, and they are excited and we are excited. What more can I say?

Answer

That’s why you get the bug bucks, Andreas.

Question

Does all the added expertise obviously a lot of .NET expertise is being brought on board for the Scala side from Epicor. Does it accelerate in any way your products being transitioned fully to .NET?

Answer

Absolutely.

Question

Offers will be —.

Answer

Sorry to interrupt, but it’s a critical point that for us, it’s critical that, what you call it, Epicor is on the .NET platform and we have the same view, because I truly believe that you will get scale and you will get synergies when you have the same architectural views of the future, and I think it’s extremely expensive to support more than one platform, and, you know.

Answer

We will bring two very talented and visionary development teams together, so I think it will absolutely accelerate things

Question

On the Epicor side for your transition.

Answer

Absolutely.

Operator

Your next question comes from Stefan Simons with Dow Jones.

Question

Good morning, in Amsterdam. Most of my questions have been answered already. One final question. What will happen with Scala’s listing in Amsterdam?

Answer

George?

Answer

I presume that once the deal, once the offer is completed, and the deal is closed, our offer, this is Michael, our offer is for 100% of the outstanding shares, so we would expect all of the shares to be tendered pursuant to the offer that we made and that would cease trading on the Euronext Amsterdam Exchange and those shareholders based on the cash and exchange ratio, would be NASDAQ shareholders.

Question

Thank you.

Operator

Your next question comes from Richard Baldry with Roth Capital Partners.

Question

Just a quick follow-up. Could you talk about Scala’s revenue seasonality given what appears to be a European focus, whether they see a significant pull-back in the September quarter, what season al stronger periods they’d see for modeling purposes?

Answer

Barbara, can you handle that?

Answer

Yes, I can. I’m going to start by adding some caveat, because I think if we look at—obviously the only two years to look at that are really relevant to look at—last year and this 2003, because that’s when the calendar year ends, I would tell you, Andreas talked earlier about the pattern that we have with lots of small deals forming the bulk of our revenue stream, and secondly having some larger deals. It’s important to say that last year when our revenue base was around $73, $74 million, we actually had within that some millions of support from larger deals, whereas this year that the equivalent of that revenue stream does not exist, and as you can imagine that distorts the seasonality pattern quite considerably, so I’m going to talk specifically about the projected numbers that we have for 2003. And we’re looking — do you want me to talk licenses specifically or total revenue base?

Question

Maybe both.

Answer

Never give the option. I should have learned that on calls like this before. Let’s talk about total revenues. I’m going to talk in very broad numbers. These are not detailed forecasts but indicative. We’re looking at a total revenue base of 2003 of around $67 million. And within that, we saw a very — in this particular year we saw a very weak first quarter but I’m sure you’ll all remember the economic conditions and global uncertainties that prevailed at that time, but we saw in total revenue terms a revenue for that quarter of around $16 million. Again, very rough numbers. In Q2, total revenues have improved to about $16.5 which was lighter than we both would have wanted to have seen, but I would stress that we were, I think it’s fair to say, significantly tightening our revenue recognition procedures, which meant that we were having to achieve a higher standard in order to achieve the same level of sale, if that makes sense, compared to last year. We saw an improvement in total revenue performance, particularly in license coming through to Q3, again about, coming up towards 17, and we’re projecting similar or better levels for the fourth quarter, which will bring you up to the revenue levels that we’re seeing for this year. So overall we see a stronger second half compared to the first. But I think it’s also important that we recognize that the first quarter, in particular this year, for us, was particularly affected by the economic and political uncertainties at that time, so it’s a slightly unusual patterns, but that’s what we’ve experienced during the course of this year, on the database.

Answer

This is Andreas. Normally we have a hope, to speak in a way, that the fourth quarter is always the strongest quarter, for another point of view, and that’s, I think the trend in this year as well.

Question

You’ve just had a new product that you’ve released to the market which is going to bolster revenues going forward we hope, too, right?

Answer

That’s correct. Yes, if, George, I can comment on the first half, yes, we have, like Barbara said some economic uncertainties, the war in Iraq and a lot of other things in the first half that impacted us, but the fact is that we will spend a lot of time to basically ship our latest product out of the door, which is Web service based, called i-Scala 2.2, and we had certain commitments that delayed that shipment, and the fact that the shipment in the first half was delayed did impact our license revenue. We saw an excellent rebound in Q3, we got really prepared in everything from support to sales, to marketing, to R&D, and, you know, we have shipped out a lot of i-Scala 2.2 licenses, and the basically pass going into Q4 and others is great. So I’m really pleased with that we promised our shareholders that we would ship the product in Q3, that we would be ready, and that’s what we were. And I think that if you read our reports from our analysts, they say that they can see that the momentum from a commercial point of view in Q3 picked up, and we can feel that, and we are very excited about that.

Answer

Richard, one of the things that was important to us as we looked at joining forces was the new product, that i-Scala 2.2, and the fact that they actually, I would say, many customers held back in ordering because they were late in getting the product to market, and we were quite impressed with the rebound they had in Q3 when the product finally did go to market. And they’ve got like, what, 160 customers on it now, Andreas, or something?

Answer

It’s more. It should be about 200 right now, because what we learned from Microsoft is that Microsoft is very focused on what they call go to market campaigns, and so we basically copied that approach and we’re doing our own Scala go to market campaigns, then we align them with Microsoft go to market campaigns, and in Q3, our go to market campaign was called firecracker which was everything about making sure our installed base gets up/commits to the new product base, then you try to sell more seats, more functionality, et cetera, more sites, et cetera, et cetera. And this campaign is going on into Q4. In Q4 we call it boast. And it’s all about upgrading the client base. I would expect to figure out — the roughly 250 systems on i-Scala 2.2, considering that we did the commercial release in September that’s really, really good numbers.

Question

The last thing would be, maybe, George, you could check my math, if I’m looking at the share that are added, I’d be in like a mid-fifties kind of a share count. You’re saying that it could be an adjusted EPS accretion level of say $.15, which gets me a cash flow incremental for existing numbers of about $8 million for ‘04, so that implies something like an 11 times cash flow generation valuation. Is that — you know, plus or minus a little bit, within the realm of reality?

Answer

I think that’s at the bottom end of what we’re looking at.

Answer

This is Michael, I agree with that.

Question

Thanks, guys.

Operator

Your next question comes from Mike Osborne with Peninsula Capital.

Question

Hey George, sounds like a fantastic deal. How does Scala account for the R&D investment, are they capitalized, and if it’s different are you going to write that down and make it look like Epicor’s accounting at the time of the acquisition? Thank you.

Answer

Another great synergy between the two companies, Scala doesn’t capitalize software, either, so we both expense it, and so what you’re looking at on our expense — on our — on our P&L are clean-cut numbers.

Answer

We have a very conservative CFO.

Answer

So do we.

Answer

That being said we will, of course, they do have some intangibles on the books and when we get — when the purchase price is finalized, and we do our SAS 141 work and allocate, there might be some shuffling between categories, of course, but other than that.

Answer

We will not capitalize software.

Answer

George is exactly right. They don’t, we won’t.

Answer

We won’t.

Answer

We think it’s a conservative way of presenting our numbers.

Question

Terrific.

Operator

At this time there are no further questions.

Answer

Okay, thank you, Kimberly. Well, I’d just like to close — Andreas, would you like to have a closing remark? It’s not in your script, but you might have something to say, then I’ll follow up and close off.

Answer

I think I already said 190 times that I’m excited, so let me say for the 191st time that I’m really excited. The feedback that we’re getting from clients, from partners, from Microsoft, from, you know, everyone I’ve spoken with so far has already this morning are excited, and we are going to make this work, George, and we’re going to become the biggest global midmarket player in the Microsoft space, and I’m really happy about it

Answer

Thank you, Andreas. We are all very excited here at Epicor about this merger and we believe that the combination of Scala and Epicor will drive greater value for our customers, and in turn will contribute to our profitable growth and cash generation and creation of shareholder value going forward. We absolutely believe that, and that was one of the criteria that we held most closely as we went into this merger. So from my perspective the future looks very bright and I’d like to thank all of you for joining us on the call this morning as we make this very important announcement for both Scala and Epicor. Thank you. If you have any questions please feel free to call at any time. Thank you very much, Kimberly.

Operator

Thank you for participating in today’s conference. You may now disconnect.

Additional Information And Where To Find It

Epicor Software Corporation intends to file a registration statement on Form S-4 containing a prospectus/offering memorandum in connection with the proposed acquisition of Scala by Epicor (the “Acquisition”) pursuant to the terms of the Merger Protocol by and between Epicor and Scala. The prospectus/offering memorandum will be mailed to the stockholders of Scala and the security holders of Scala are urged to read the prospectus/offering memorandum and other relevant materials when they become available because they will contain important information about the Acquisition, Epicor and Scala. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Epicor by going to Epicor’s Investor Relations page on its corporate Web site at www.epicor.com/company/investor/.